INTERNATIONAL ROAD DYNAMICS INC.	Exhibit 99.1 Press release

IRD Consortium Awarded US$6.4 Million Commercial Vehicle Enforcement Systems Contract in Ukraine

SASKATOON, SK – April 16, 2019 - International Road Dynamics Inc. (“IRD” or the “Company”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), announced today that a joint venture (“JV”) comprised of SEA Electronics LLC from Ukraine, International Road Dynamics Inc. from Canada and Automagistral-Pivden LLC from Ukraine was awarded a project for the Design, Supply and Installation of 20 lanes of Weigh-in-Motion (“WIM”) covering six sites on arterial roads around Kyiv. This turn-key project was awarded by The State Agency of Automobile Roads of Ukraine (Ukravtodor). The total value of the contract awarded to the JV partners is US$6.4M and also includes delivery of a back-office system in addition to related civil works and communication infrastructure.

The objective of this project is to implement a modular system comprised of software, hardware and communication infrastructure for Ukravtodor. The WIM back office system will collect real-time traffic data and will support the enforcement of overweight and over-dimension vehicles as well as vehicles that may be in violation of local operating regulations. The data and analytics provided by IRD’s high speed enforcement systems will also be used for more substantiated and streamlined planning of maintenance and repair of the road network.

IRD will supply and supervise the installation of its state-of-the-art commercial vehicle enforcement solutions integrating WIM systems with complementary technologies such as vehicle dimensioning systems and off-scale detection. This will provide real-time information on a vehicle’s length, width, height as well as lane position in addition to axle load and gross vehicle weights.

Mr. Randy Hanson, IRD's President and Chief Executive Officer commented, “IRD is extremely pleased and honoured to have received this contract. We look forward to working together with our joint venture partners in delivering Ukraine’s very first integrated network of weigh in motion systems providing Ukravtodor with our world class, innovative and effective screening solutions to improve the overall efficiency and safety of their highway network.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems (ITS) industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructure. For more information: www.irdinc.com

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and IRD in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and IRD believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or IRD’s forward-looking statements. Neither Quarterhill nor IRD has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com